UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             The Gillette Company
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)



                                   375766102
                   ----------------------------------------
                                (CUSIP Number)

  Scott M. Stuart, KKR Associates, DI Associates, L.P., KKR Partners II, L.P.
                       c/o Kohlberg Kravis Roberts & Co.
            9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January  12, 1998
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 1 TO SCHEDULE 13D

     The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share, of The Gillette Company (the "Issuer") as previously filed by the Reporting Persons, consisting of KKR Associates, DI Associates, L.P., and KKR Partners II, L.P., is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction
         ----------------------

     On January 12, 1998, DI Associates, L.P. and KKR Partners II, L.P. requested that the Issuer effect the registration under the Securities Act of 10,000,000 shares of Issuer Common Stock, plus an additional 1,500,000 shares of Issuer Common Stock for purposes of covering over-allotments (out of a total of 37,154,399 shares of Issuer Common Stock beneficially owned by the Reporting Persons). The ultimate decision whether or not to sell some or all of the Issuer Common Stock for which registration has been requested will depend upon the price obtainable for such securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors.

     More generally, the Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the limitations described in the Schedule 13D, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  KKR ASSOCIATES


                                  By /s/ Scott M. Stuart
                                    ------------------------------------
                                    Scott M. Stuart
                                    Title:  General Partner



                                  DI ASSOCIATES, L.P.
                                  By KKR Associates
                                  General Partner


                                  By /s/ Scott M. Stuart
                                    ------------------------------------
                                    Scott M. Stuart
                                    Title:  General Partner



                                  KKR PARTNERS II, L.P.

                                  By KKR Associates
                                     General Partner


                                  By /s/ Scott M. Stuart
                                    ------------------------------------
                                    Scott M. Stuart
                                    Title:  General Partner







DATED:  January 13, 1998